

Mail Stop 3561

November 9, 2015

Wendy A. Beck
Chief Financial Officer
Norwegian Cruise Line Holdings Ltd.
7665 Corporate Center Drive
Miami, Florida 33126

> **Re: Norwegian Cruise Line Holdings Ltd.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Response dated September 29, 2015**
> **File No. 001-35784**

Dear Ms. Beck:

We have reviewed your September 29, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended December 31, 2014)

Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill and Tradenames, page F-9

We have reviewed your responses to prior comments 2 and 3 of our letter dated August 31, 2015, in addition to the information provided in our conference call with you on October 27, 2015, and have the following comments.

1.   Please provide us with an organizational chart which includes all individuals that report directly to the CEO (CODM). Please include a description of the roles of these individuals and discuss why you have organized the business as three operating

segments. As part of your response, please tell us why your three operating segments are based on brand versus geographical region. Please refer to ASC 280-10-50-6.

2. Please provide us with the financial and non-financial information that is provided to the CEO on a regular or recurring basis in order to make decisions regarding the allocation of resources and assessment of performance. Please tell us if your organizational structure has profitability centers at other than the consolidated level and tell us who oversees the daily management function and who reviews the segment or other disaggregated operating results on a regular basis.

3. Please tell us how your budgets are prepared, including who approves the budgets at each step of the process and what involvement your CODM has in developing the budgets and making resource allocation decisions within the budgets.

4. Describe to us the basis of compensation for each of the individuals that reports directly to the CODM.

5. We note from your response that there are a number of households on Norwegian's and Prestige's customer lists that have cruised both with Norwegian and Prestige. Please provide us with the percentage of historic NCL customers that have sailed on Regent or Oceania and also the number of historic Regent and Oceania customers that have also sailed on NCL.

6. For each of your brands, please tell us the average age and income demographics of your customers, on a quarterly basis if possible. Please explain significant quarterly variances in revenue and/or age, if any. Also, with respect to "the Haven" on the Norwegian brand, please provide to us insight into the significance of that offering to the Norwegian segment's revenues and profits.

7. As the Form 10-K indicates that Regent and Oceania have extended lengths of cruises, please tell us if these two brands would have longer operating cycles or seasons than that of the Norwegian brand, which has shorter lengths of cruises. Also, please tell us the average length of a cruise (in days) for each of the three brands.

8. We note that there is some crossover with respect to the destinations that each of the lines sail to. However, we also note that the more exotic locations are primarily served by Oceania and Regent while the majority of Norwegian operates closer to the United States in areas such as the Caribbean, Bahamas and Bermuda. Please tell us the consideration given to differences in geographic destinations of Norwegian, Oceania and Regent as part of the qualitative factors supporting aggregation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure